May 27, 2010

Brian R. Poole, Esq.
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

Re: T. Rowe Price Real Assets Fund, Inc.
        File Nos. 333-166395 & 811-22410

Dear Mr. Poole:

        We have reviewed the registration statement on Form N-1A filed on behalf of T. Rowe Price Real Assets Fund, Inc. ("Fund") on April 29, 2010. We have the following comments.

<u>Prospectus</u>

Fees and Expenses of the Fund, page 5

1.   If true, please add "as a percentage of amount redeemed" to the redemption fee line in the fee table.

2.   Footnote b to the fee table provides that certain fees will be waived if the expense ratio exceeds 1.10%. Because the fee table provides that the total annual operating expenses are .85%, please delete such footnote and include such information after Item 8.

3.   In the example, please delete "and the expense limitation currently in place is not renewed."

Principal Investment Strategies, page 5

4.   The prospectus states, "The fund will focus its investments on companies that are engaged in activities related to, or have substantial ownership of, 'real assets.'" Rule 35d-1 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the disclosure accordingly. (<u>See</u> Release No. IC-24828.)

5.   The prospectus states, "The fund may also gain exposure to real assets that trade in the commodities markets through commodity-linked derivatives, including notes,

futures, options and swap agreements that are linked to or backed by commodities or a commodities-related index." The risk section states, "The commodity-linked notes and other hybrid instruments purchased by the fund may be unleveraged or <u>leveraged up to three times</u>." (Emphasis added.) In the strategy and risk summary sections, please disclose the Fund's use of leverage and/or leveraged securities.

6.   If emerging securities are deemed a principal strategy, please disclose in the strategy summary section. We note the prospectus states there is no limit on fund investments in foreign securities or in emerging markets.

General

7.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

8.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9.   Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel